SCULPTOR CAPITAL MANAGEMENT, INC.

9 West 57th Street

New York, New York 10019

June 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sculptor Capital Management, Inc.

Registration Statement on Form S-3 (File No. 333- 272549)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sculptor Capital Management, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 20, 2023, or as soon as possible thereafter. The Company hereby authorizes Craig Marcus of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify Craig Marcus of Ropes & Gray LLP, counsel to the Company, at (617) 951-7802 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,
SCULPTOR CAPITAL MANAGEMENT, INC.

By:	/s/ Dava Ritchea
Dava Ritchea
Chief Financial Officer and Executive Managing Director

[Signature Page to Acceleration Request Letter]